Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 21, 2013

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Loan Lauren P. Nguyen, Esq.

Re:	Star Bulk Carriers Corp.
Registration Statement on Form F-3 Filed
September 13, 2013
File No. 333-191135

Dear Ms. Nguyen:

Reference is made to the Registration Statement on Form F-3 (the "Original Registration Statement") of Star Bulk Carriers Corp. (the "Company") in connection with the proposed registration of the Company's common shares under the Securities Act of 1933, as amended, (the "Securities Act") that was filed via EDGAR with the U.S. Securities and Exchange Commission (the "Commission") for review on September 13, 2013.  By letter dated October 9, 2013 (the "Comment Letter"), the Staff provided the Company with its comments to the Original Registration Statement.  The Company has today filed via EDGAR its amended registration statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter. The Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.  We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the Original Registration Statement on Form F-3.  Page numbers referenced below are to the Amended Registration Statement.

Prospectus Summary, page 1

1.	Please disclose in the prospectus summary your revenues and net losses as of the most recent audited period and interim stub.

In response to the Staff's comment, the Company has revised its disclosure under the heading "Prospectus Summary—Recent and Other Developments—Financial Information" beginning on page 7 to include its revenues and net loss for the periods requested.

Loan Lauren P. Nguyen, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission

Selling Shareholders, page 15

2.
Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. To the extent that any selling shareholder is an affiliate of a broker-dealer, please disclose, if true, that (i) the selling shareholder purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In response to the Staff's comment, the Company has added disclosure under the heading "Selling Shareholders" on page 15 to include any affiliated entities of the selling shareholders that are broker-dealers.  We also supplementally provide that OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment adviser to Oaktree Value Opportunities Fund, L.P., or the Oaktree Selling Shareholder) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority.  The Oaktree Selling Shareholder purchased the common shares described above in the ordinary course of business, and at the time of such purchase, the Oaktree Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute such common shares.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420 or Keith Billotti at (212) 574-1274.

Very truly yours,
SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin

STAR BULK CARRIERS CORP.
40 Agiou Konstantinou Str.
Maroussi, 15124
Athens, Greece

October 21, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Esq.

RE:           Star Bulk Carriers Corp. (the "Company")

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,
STAR BULK CARRIERS CORP.

By:	/s/ Simos Spyrou
Name:	Simos Spyrou
Title:	Chief Financial Officer